

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Dr. Geoffrey Guy
Executive Chairman
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom

> **Re: GW Pharmaceuticals plc**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted January 28, 2013**
> **CIK No. 0001351288**

Dear Dr. Guy:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Proprietary Cannabinoid Product Platform, page 4

1. We note your response to prior comment 6. The White House Office of National Drug Control Policy web site states, among other things, that the FDA has approved the medical use of isolated components of the marijuana plant, citing THC as an example, and that Sativex provides therapeutic benefits. The Senate Caucus Report makes reference to Sativex as a "promising product" and urges the FDA to carefully review it in a timely manner. Please amend your disclosure where applicable to include these statements while removing the phrase "publicly expressed support" in relation to Sativex or other cannabis-based therapeutics.

Risk Factors
"Product recalls or inventory losses caused by unforeseen events, cold chain interruptions and testing difficulties may adversely affect our operating results and financial conditions," page 15

2. We note your response to prior comment 10. Please state in this risk factor, if true, that you have experienced this type of product defect. If you have not, please include an example of a defect you have actually experienced to date. If you have experienced no such defects, please include a statement to that effect as a conjunction, similar to what you have done in other risk factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Important Financial and Operating Terms and Concepts
Taxation, page 54

3. We acknowledge your revised disclosure provided in response to our comment 20. Please revise the last sentence in the second paragraph of your disclosure related to the extent a cash rebate is available for a subsidy to indicate the nature of subsidies that will cause the cash rebate to be not available. Also, disclose the extent of potential reductions and provide some indication as to the status of receipts from your collaborative partners.

Results of Operations
Comparison of Years Ended September 30, 2012 and 2011
Research and Development Expenditure, page 58

4. We acknowledge your revised disclosure provided in response to our comment 21. Please address the following:

   • You indicate that due to the large number of projects running concurrently being managed by shared staff resources it is not considered appropriate to carry out detailed cost allocation of these operating overheads for staff and facilities costs to individual projects. Please tell us if you track any costs, such as contracted services, by project. If so, please revise your disclosure to disclose the cost you track by project and reconcile the total of these project costs to the totals presented in your income statements. If not, please revise your disclosure to provide other quantitative or qualitative information that indicates the amount of your resources being expended on your projects;

   • Please revise your disclose to quantify each cost element identified in both the bullet points on page 58 which explain the increase in GW-funded research and development expenditure; and
   • Please provide a cross reference to the risk factor sections that address the risks and uncertainties associated with completing development.

Business
Our Proprietary Cannabinoid Product Platform, page 75

5. We note your response to prior comment 23. Please further amend your disclosure here and, if appropriate, in your prospectus summary and risk factors to address the controversy, if any, related to your belief that CBD is not intoxicating and that it may mitigate THC's psychoactive side effects. To the extent that you believe they are relevant to this discussion, please cite to the specific scientific publications that support your belief.

Our Strategic Alliances and Collaborations, page 92

6. We note your response to prior comment 26. While we permit the omission of specific royalty percentages from disclosure, we request that you provide a range of such payments, as this is a material contractual term. Please include such a range in your discussion of each applicable agreement, e.g. "high single-digits," "low double-digits," "teens," "twenties," etc.

7. We acknowledge your response to our comment 28. Please revise your disclosure to disaggregate the $28.8 million in total milestones separately into regulatory and commercial milestones to provide investors with additional information into the timing of potential future revenues and cash receipts. We note that the confidential treatment request you refer to in your response requests confidential treatment for only the amounts of each individual milestone.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Basis of Consolidation, page F-7

8. We acknowledge your response to our comments 37 and 38 and the proposed revised disclosures to be included in your September 30, 2013 financial statements. Please revise your disclosure in the current financial statements presented or tell us why the revision is not appropriate.

Revenue
Product Sales, page F-9

9. We acknowledge your response to our comment 39 and the proposed revised disclosure to be included in your September 30, 2013 financial statements. Please revise your disclosure in the current financial statements presented or tell us why the revision is not appropriate.

Development and Approval Milestone Fees, page F-10

10. We acknowledge your response to our comment 40. Please revise your disclosure to clarify why it is appropriate to include milestones "reasonably certain to be received" in your determination of the maximum amount of revenue to be recognized prior to when those milestones are actual achieved, similar to that provided in your response.

Share-based Payment, page F-13

11. We acknowledge your response to our comment 41. Please confirm to us that you intend to record an entry in fiscal 2013 to correct for the errors identified in your response. Otherwise, please tell us why not.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3862 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best
        David S. Bakst
        Mayer Brown LLP
        1675 Broadway
        New York, NY 10019

        Jonathan L. Kravetz
        David T. Kajunski
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111